September 9, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	SCPIE Holdings Inc.
Form 10-K for fiscal year ended December 31, 2004
Filed March 16, 2005
Commission File No. 001-12449

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated August 22, 2005 with respect to the above referenced 10-K of SCPIE Holdings Inc. (“the Company”). This letter is being provided in response to the comments raised by the Staff as set forth below. Courtesy copies of this letter are being submitted to the Staff by facsimile delivery. The Company’s responses are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Form 10-K for the fiscal year ended December 31, 2004

Loss and Loss Adjustment Expense (LAE) Reserves, page 11

1.	Please explain to us why you limited your reconciliation to gross in these tables to the reserves only and did not include your deficiencies/redundancies on a gross basis.

Company Response:

In future Annual Reports on Form 10-K, the Company will provide additional information below the table found on page 13 of the 2004 10-K to reconcile the net deficiency/redundancy to the gross deficiency/redundancy by adding the following lines:

Gross re-estimated liability – latest period	xxx
Re-estimated reinsurance recoveries	xxx

Net re-estimated Liabilities – latest period	xxx

Net liability cumulative redundancy/deficiency	xxx

Gross liability cumulative redundancy/deficiency	xxx

Additional explanatory language will be added preceding the table to describe the new lines added.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

2.	It appears that management significantly revised its estimate of loss reserves recorded in prior years. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure related to the reasons for these changes in estimate. For each line of business, provide the following disclosures:

a.	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b.	Quantify the effects of all changes discussed such as the favorable experience related to core business discussed in the fourth paragraph from the end of this section on page 14.

c.	Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

d.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

e.	Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

f.	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Company Response:

In future Annual Reports on Form 10-K, the following type of disclosure would replace the disclosure under the table on page 13 through the heading Ceded Reinsurance Programs on page 14.

Prior to the Company’s expansion outside of its California healthcare liability markets beginning in 1997, the Company had historically experienced favorable development in loss and LAE reserves established for prior years. The Company believes that the favorable loss and LAE reserve development resulted from four factors: (i) the Company’s conservative approach of establishing reserves for medical malpractice insurance losses and LAE; (ii) the continuing benefits from the Medical Injury Compensation Reform Act (MICRA), the California tort reform legislation that was declared constitutional in a series of decisions by the California Supreme Court in the mid-1980s; (iii) benefits from California legislation requiring matters in litigation to proceed more expeditiously to trial; and (iv) improved results from a restructuring of the Company’s internal claims process. The Company believes, based on its analysis of annual statements filed with state regulatory authorities, that its principal California competitors experienced similar favorable loss and LAE reserve development in those years.

The Company’s reserve analysis (and its independent consulting actuaries’ analysis) began to exhibit less variability related to the core California healthcare liability business from 1999 forward as the effects of the items mentioned in the preceding paragraph were reflected in the historical loss and LAE data which is the foundation of actuarial estimates. As this variability decreased, the Company’s core business reserve estimates, although still considered conservative, were inherently less variable than before.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

During the last three years, the core California healthcare liability markets have seen significant decreases in the frequency of claims per exposure of a cumulative 21%. This has been only partially offset by increases in the average severity of claims. The reduced frequency and the lack of significant policy limit claims have primarily generated the favorable development observed in the core-healthcare liability reserves.

The Company’s core healthcare liability businesses have had favorable developments of $41.1 million, $15 million, $22.8 million and $8.9 million in 2001, 2002, 2003 and 2004 respectively. These favorable developments represented 17.0%, 6.3%, 9.7% and 3.6% of the preceding year end net reserves respectively.

The primary trend affecting the adequacy of reserve estimates in the core area is the trend in pure loss costs (the combination of frequency and average severity changes) related to malpractice coverage. The inherent pure loss cost trend included in the setting of the 2002, 2003 and 2004 reserves has been 6.7%, 4.4% and 3.3%, respectively. At 2004 reserve levels, a 1% change in the pure loss costs trend produces a change in prior reserves of approximately $5.3 million. Such changes in estimates are reflected in the period of change. Reserves related to medical malpractice coverage account for 90% of core reserves.

The cumulative deficiencies which have emerged for reserves held over the past four years relate entirely to the Company’s non-core healthcare liability and assumed reinsurance reserves which are now in run-off.

Beginning with the Company’s expansion into hospital (1997) and healthcare liability outside of California (1998) and assumed reinsurance (mid 1999), the reserve estimation process became significantly more volatile. The healthcare liability business outside of California did not have the benefits of MICRA-type reform and assumed reinsurance business is, by its nature, extremely volatile.

Because the Company’s expansion into the hospital and the healthcare liability outside of California represented new areas for which the Company had limited historical experience, the Company primarily

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

utilized industry experience to estimate required reserve levels. There were significant increases in severity trends in these areas beginning in 2000. Although the Company took significant rate action and underwriting restrictions were implemented, ultimately the Company withdrew from these markets (hospitals in 2001 and non-core healthcare physician business in 2002).

The non-core healthcare incurred losses have included upward development of $46.0 million, $16.8 million, $7.2 million and $6.0 million for the years ended 2001, 2002, 2003, and 2004 respectively. These upward developments represented 39.5%, 9.6%, 4.0% and 4.1% of the preceding year-end net reserves respectively. The need for these reserve changes arose as the actual extent and size of increases in the frequency and severity of claims related to the non-core healthcare liability emerged in the actuarial data used to project these losses, most notably in 2001 and 2002. The Company believes similar increases were recognized by many companies in the industry at that time.

The Assumed Reinsurance operations encompassed various aspects of the worldwide reinsurance market. The Company has relied heavily on the ceding companies in establishing loss reserves including IBNR.

Upward development has occurred in the assumed reinsurance reserves of $15.4, $7.2 and $15.2 during 2002, 2003 and 2004. This represents 18.2%, 6.3% and 14.3% of the preceding year’s net reserves. The development of assumed reinsurance in 2002 and 2003 was principally as a result of upward development in the reinsurance markets estimate and settlement of losses that related to the World Trade Center terrorist attack in 2001. The upward development in 2004 was principally due to the sudden collapse in 2004 of one bonding program ($5.6 million), late reported losses in 2004 related to one excess of loss liability treaty which includes directors and officers liability ($4.8 million), and changes in actuarial estimates of Lloyd’s syndicates in 2004 ($3.7 million).

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Loss and Loss Adjustment Expense Reserves, page 32

3.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure in MD&A related to these uncertainties for each of your lines of business.

a.	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves in the table included on page 32.

Company Response:

The Company is troubled by your request to state IBNR separately along with case reserves. Our concern relates to the practical way that IBNR is derived in the actuarial review process. For most, if not all medical malpractice and other long tail lines of liability business, IBNR is the mathematical result of subtracting tabular case reserves from projected ultimate losses derived by various actuarial projection techniques. IBNR reserves in the case of medical malpractice insurance written on a claims-made reporting policy (almost always) does not represent late reported claims but rather upward case reserve movement which will be recognized in case reserves when more data will allow for a more accurate review of liability and loss exposure on an individual facts and circumstances basis. The Company is concerned that by disclosing IBNR separately from case reserves, analysts and readers of insurance company financial statements will assume a level of accuracy that is not appropriate without some measure of the company’s case reserving philosophy compared to others in the industry. If we did disclose IBNR

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

separately for case reserves, we would also include commentary warning of the potential erroneous conclusions that could be derived by comparing an individual company’s numbers to any other insurance company.

b.	Include a more detailed discussion of your reserving process in your discussion within the business section beginning on page 11. Such discussion should provide a more robust discussion of the key drivers that affect the amounts of these reserves.

Company Response:

Along with disclosures currently made in the Company’s 2004 10-K, we would add the following type disclosures after the paragraphs on page 11 in future reports on Form 10-K:

The Company and its consulting actuaries use a variety of actuarial methodologies in evaluating the adequacy of healthcare liability loss and LAE reserves. Loss development methods use historical loss development patterns by report year and the valuation points of reported losses. Paid loss and reported incurred loss development projections are base methods and are used to support the other techniques. Report year claim count and severity (average claim size) projections are developed to provide alternative projections using reported claim frequency and trended severity. Alternative reported projections are developed by adjusting the claims settlement rates so that these patterns are consistent from year to year. Trended pure premium projections are developed by trending average losses per exposure from mature periods. The Company also uses the Bornhuetter-Ferguson method which combines reported losses, loss development patterns and expected loss ratios.

The indications derived under the various methodologies are analyzed by limit, resulting average loss trends, age of accident year and known policy limit claims outstanding. An individual reserve level is selected by accident/report year.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

Loss development methods based on historical patterns are very sensitive to small changes in the pattern of loss payment or reported losses. Methods which determine trends from mature periods or use expected loss ratios are less sensitive to changes in loss payment or reporting patterns. In general, the Bornhuetter-Ferguson and trended pure premium loss methodologies are given more weight in selecting the levels for the most recent accident years. As more data emerges in payments and settled claims, the various methodologies begin to converge.

In the assumed reinsurance area, the Company and their consulting actuaries rely heavily on other work performed by internal and independent actuaries of the ceding companies. This work is reviewed, where appropriate, as well as general industry patterns applied to other data. The volatility is greatest in those areas where claims take a long time, often many years, to be reported through the worldwide reinsurance market.

c.	If you develop a range of losses related to these reserves, please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

Company Response:

Neither the Company nor its consulting actuary develops a range of reserves related to losses and LAE.

d.	If you do not develop a range of losses, please provide additional sensitivity analysis related to these reserves. We note your disclosure on page 14 of the impact a change in “pure loss costs trend” would have related to your core business. In addition to this disclosure, provide some discussion of the “non-core” reserves given the significant impact that changes in these reserves have had on recent operations. Please note that the mathematical calculation

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

included in the last paragraph of this section on page 32 does not provide sufficient insight into the true sensitivity of these reserves to the actual key assumptions.

Company Response:

The Company believes its disclosure in this area is adequate. The particular sensitivity of the non-core and assumed reinsurance reserve estimates on current operations has more to do with the diminished size of earnings for the Company due to the withdrawal from the non-core markets. The reserves are difficult to estimate but not anymore so than they were before. Because the size of the Company is now smaller, any minor movement has a significant impact on current earnings.

The disclosure on page 14 is designed to assist the reader in gauging the sensitivity related to over 50% of the Company’s net reserves. Pure premium trend (pure loss costs) is a combination of both frequency and severity of loss, and the most important factor is reserving accuracy for a mature active book of business.

As the non-core healthcare liability reserves continue to decline, actuarial methods become less accurate and individual case estimates become more accurate. This is the rationale for the disclosures presented in the last paragraph on page 23. The number of new cases being opened for non-core healthcare liability reserves has been reduced to very low levels and thus reserves on individual cases are the critical factor. As stated in the disclosure, adverse individual litigation results could ultimately affect reserve adequacy more than any other factors.

The assumed reinsurance area is also in run-off but presents different issues of sensitivity. Thus the disclosure on the top of page 24 is an attempt to give the reader more detail about reserves by type of treaty, and how much of the reserves are based on full actuarial analysis by internal or independent actuaries of the ceding companies.

In future reports on Form 10-K, the Company will expand its general business disclosures by incorporating the type of disclosure included in “Risk Factors” on pages 23 and 24.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

Contractual Commitments, page 40

4.	We note that you did not include your losses and loss adjustment expense reserves in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves.

Company Response:

The Company acknowledges the staff comment and will disclose its Loss and Loss expense reserves in the reserves in the contractual obligations table included in the Company’s Management discussion section in future 10-Ks. The Company will provide additional explanatory remarks concerning the Loss and Loss adjusted reserve obligations in that the obligations relating to the assumed reinsurance reserves are often covered by funds withheld balances (especially Lloyd’s business) whereby the reserves will be settled but will not impact liquidity or future cash flow. The funds withheld balances are included in assumed reinsurance receivables on the Company’s Balance Sheet.

Other Operations, page 38

5.	Please explain to us why you recognized such a significant amount of “Net realized investment gains” for the 2002 fiscal year. Include why you did not appear to address this significant gain in your discussion of operations.

Company Response:

The Company disclosed in the first paragraph on page 33 and in the paragraph under the table on page 17, that the capital gains taken in 2002 were realized to increase statutory surplus for regulatory purposes and therefore improve its Insurance Subsidiaries risk-based capital ratios.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

Note 1. Nature of Operations and Significant Accounting Policies, page 55

Investments, page 55

6.	It appears that you include mortgage and asset backed securities as available for sale. Please clarify for us what your accounting policy is related to these types of investments.

Company Response:

The mortgage and asset backed securities are included in the available for sale portfolio. The Company amortizes expected yield to income based upon expected principal repayment patterns, which anticipate prepayments. Principal repayment patterns and amortization are analyzed quarterly for current conditions. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is adjusted to fair value with the resulting charge included in realized capital gains/losses.

Note 4. Reinsurance, page 60

7.	In your discussion of the amount of premiums ceded as part of the Rosemont transaction, you disclose the premiums ceded under that agreement. Please clarify for us how the amounts disclosed in that discussion reconcile to the amounts disclosed in the table at the top of page 61 given that they appear to exceed “Ceded” premiums as disclosed in that table for certain periods

Company Response:

As noted in the fourth paragraph on page 61 of the Company’s 2004 10-K, the Rosemont Re reinsurance agreement has both prospective and retroactive elements as defined in FASB No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. The portion of the ceded premium under the contract considered retroactive has been accounted for as a deposit and thus

Mr. Jim B. Rosenberg

Securities and Exchange Commission

September 9, 2005

does not affect net premium earned or written and is not included in the table at the top of page 61 of the Company’s 2004 10-K. In order to make it more apparent to the reader of the financial statements, we will include language to specifically note that ceded premiums written and earned under the Rosemont Re treaty included both retrospective and prospective premiums. For your information, the following table reconciles the table disclosure to the text disclosure of the premium ceded to Rosemont Re.

SCPIE Holdings Inc. and Subsidiaries

Reinsurance Premiums Ceded

YEAR ENDED DECEMBER 31,	2004		2003		2002
	WRITTEN	EARNED	WRITTEN	EARNED	WRITTEN	EARNED
Table Disclosure
Rosemont Re	$(97)	$6,621	$38,030	$61,005	$39,568	$9,892
Other Reinsurers	27,211	35,534	36,252	27,545	44,774	43,961

As Reported in 10-K	$27,114	$42,155	$74,282	$88,550	$84,342	$53,853

Note Disclosure
Prospective Premiums	$(97)	$6,621	$38,030	$61,005	$39,568	$9,892
Retrospective Premiums	—	—	—	28,232	89,738	61,506

As Reported in 10-K	$(97)	$6,621	$38,030	$89,237	$129,306	$71,398

Please direct any questions regarding the foregoing information to the undersigned at (310) 551-5900. Thank you in advance for your cooperation with this matter.

Very truly yours,

/s/ Robert B. Tschudy
Robert B. Tschudy
Chief Financial Officer

cc: Donald J. Zuk, President & CEO

      Ibolyn Ignat, Staff Accountant